                                                                                                    -----------------------------
                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:    December 31, 2000
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                0-8489
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q   [ ] Form N-SAR                                    CUSIP NUMBER
                                                                                                              037599-20-6
     For Quarter Ended: March 31, 2000                                                              -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

eVision USA.Com, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Full Name of Registrant

N/A
------------------------------------------------------------------------------------------------------------------------------------
Former Name if Applicable

1700 Lincoln Street, Suite 3200
------------------------------------------------------------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80203
------------------------------------------------------------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant  has been unable to complete  its  Quarterly  Report on Form 10-Q for the quarter  ended March 31, 2000, because  Registrant  has  experienced  delays in obtaining the necessary  documentation  and financial  information required to complete the Quarterly Report on Form 10-Q from Registrant's operations in Hong Kong and Canada.




PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Gary L. Cook                                   (303)                                     860-1700
------------------------------------------------------------------------------------------------------------------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change,  both narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable  estimate of the results  cannot be made.

     For the quarter ended March 31, 2000,  Registrant's net income was $1,885,016,  or $0.06 per share , on revenues of
     $13,825,760,  compared to a net loss of $237,078,  or $0.01 per share,  on revenues of  $9,598,560  for the quarter ended March 31, 1999.  The primary  reason for the increase in the net income was due to the increases in brokerage commissions,  trading profits and gains on sales of investment securities, net of stock based compensation. For the six month period ended March 31, 2000, the net income was $899,893,  or $0.01 per share, on revenues of $20,874,572 compared to a net loss for the six month period ended March 31, 1999 of $936,274,  or $0.05 per share,  on revenues of  $18,180,068.  The  primary  reason  for the  increase  in net  income  was due to the  increases  in  brokerage commissions, trading profits and gains on sales of investment securities, net of stock based compensation.

====================================================================================================================================

                                                  eVISION USA.COM, INC.
                                       ------------------------------------------
                                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2000                                                           By /s/ Gary L. Cook
                                                                                ----------------------------------------------------
                                                                                Gary L. Cook
                                                                                Secretary/Treasurer, Chief Financial Officer
                                                                                  and Principal Accounting Officer


INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------------------------------------------------------------


